40-33

811-5424
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 31, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Revised [Proposed] Investor Class Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

S:\srr\Litigation\MDL\Corr\Attachment A amended.doc
053106 vtt

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

May 31, 2006

The Honorable J. Frederick Motz
United States District Judge
United States District Court
District of Maryland
United States Courthouse Chambers 5A
101 West Lombard Street
Baltimore, Maryland 21201

***In re Mutual Funds Investment Litigation*, MDL 1586**
***Lepera v. Invesco Funds Group, Inc., et al.*, No. 04-cv-814; No. 04-md-15864**

Dear Judge Motz:

On behalf of the INVESCO Defendants,[1] we write to inform the Court that the parties have resolved the deferred issues arising from Defendants' motion to dismiss Lead Plaintiff's Exchange Act claims as against A I M Advisors, Inc., A I M Distributors, Inc., and AIM Investment Services, Inc. (collectively, the "AIM Defendants") in a manner that will not require further briefing.

As the Court may recall, the INVESCO mutual funds – in which Lead Plaintiff allegedly owned shares – were integrated into the AIM family of funds in 2003. In its Amended Complaint, Lead Plaintiff asserted various claims against the AIM Defendants, and Defendants moved to dismiss those claims for lack of particularized pleading. Lead Plaintiff represents, however, that the AIM Defendants were named solely in a successor liability capacity based on alleged market timing that took place in the INVESCO funds before the two complexes were integrated. Lead Plaintiff has further represented that it

[1] The term "INVESCO Defendants" includes A I M Advisors, Inc.; A I M Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); INVESCO Institutional (N.A), Inc.; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson.

has not asserted and does not intend to assert any claims under the Exchange Act or otherwise against any AIM Defendant (or any other INVESCO Defendant) based on alleged market timing in the AIM family of funds.

In light of the above representations, the parties see no need for further briefing on Defendants' motion to dismiss the Exchange Act claims against the AIM Defendants. While the INVESCO Defendants do not concede that successor liability exists in this case, the inclusion of successor liability claims against the AIM Defendants would not alter the outcome as Lead Plaintiff does not and cannot seek a double recovery. As a result, and in express reliance on Lead Plaintiff's representations as set forth above, the INVESCO Defendants hereby withdraw their motion to dismiss the Exchange Act claims as against the AIM Defendants. The INVESCO Defendants reserve the right to challenge Lead Plaintiff's successor liability claims against the AIM Defendants at a later stage of this litigation.

Lead Plaintiff, through its counsel, has reviewed this letter and is in agreement with its representations. Enclosed is an agreed-upon proposed order that amends the existing order to remove references to the AIM Defendants' motion to dismiss the Exchange Act claims. Also enclosed is a blackline comparing the amended order to the existing order.

Respectfully submitted,

/s/ Maeve O'Connor
Maeve O'Connor
919 Third Avenue
New York, NY 10022
Tel.: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.,

cc: All counsel of Record (via ECF)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-04	MDL 1586 Case No. 04-MD-15864 (Judge J. Frederick Motz)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

REVISED [PROPOSED] INVESTOR CLASS ORDER

For the reasons stated in the Court's November 3, 2005 letter memorandum and implementing instructions and the Investor Class Opinion and Order in the *Janus* sub-track, it is, this ___ day of ____________ 200__

ORDERED

1. All claims against Defendants AIM Combination Stock & Bonds Funds, AIM Mutual Funds (a/k/a AIM International Mutual Funds), AIM Sector Funds, AIM Stock Funds and AIM Treasurer's Series Trust are dismissed without leave to amend;

2. The motions filed by Defendants Amvescap, PLC, Invesco Funds Group, Inc., Invesco Distributors, Inc., Invesco Institutional (N.A.), Inc., Invesco Assets Management Limited, Invesco Global Assets Management (N.A.), Mark Williamson ("Williamson"),

Michael D. Legoski, Michael K. Brugman, Raymond R. Cunningham ("Cunningham"), Thomas A. Kolbe and Timothy J. Miller are:

a) Denied as to all claims under the Exchange Act of 1934;

b) Granted as to all claims under the Securities Act of 1933 without leave to amend;

c) Granted as to claims under Sections 34(b) and 36(a) of the Investment Company Act ("ICA") and the related claims under Section 48(a) of the ICA without leave to amend;

d) (1) Denied as to claims under Section 36(b) of the ICA as against Defendant Invesco Funds Group, Inc.;

(2) Denied without prejudice as to claims under Section 48(a) of the ICA related to claims under Section 36(b) of the ICA as against Defendants Amvescap, PLC, Invesco Funds Group, Inc., Cunningham and Williamson;

e) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

3. The motions filed by Defendants AIM Advisors, Inc., AIM Distributors, Inc., and AIM Investment Services, Inc. (the "AIM defendants") are:

a) Granted as to all claims under the Securities Act of 1933 without leave to amend;

b) Granted as to claims under Sections 34(b) and 36(a) of the Investment Company Act and the related claims under Section 48(a) of the ICA without leave to amend;

c) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

~~d) Deferred as to all other claims not being dismissed;~~

4. The action is stayed as against:

a) Defendants Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (the "Canary Defendants") pursuant to the Court's December 8, 2004 Order;

b) Defendant Theodore C. Sihpol, III, pursuant to the Court's March 3, 2005 Order;

5. Motions filed by Defendants Bear Stearns Securities Corporation, Bear Stearns & Co., Inc., Banc of America Securities LLC, Security Trust Company, N.A., and Grant D. Seeger are:

a) Denied as to claims under the Exchange Act of 1934;

b) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

6. The motion filed by Bank of America Corporation is:

a) Deferred as to claims under the Exchange Act of 1934;

b) Granted as to state law claims but, if Bank of America Corporation is held to be a proper defendant, then plaintiffs are granted leave to amend the consolidated amended class action complaint within a deadline to be set after conferring with counsel;

and

7. All claims are dismissed against Defendants ANB Consulting, LLC, Anna Brugman, Canadian Imperial Bank of Commerce, Charles Schwab & Co., Citigroup Global Markets Holdings Inc., Citigroup, Inc., Credit Suisse First Boston (USA) Inc., Ryan Goldberg, Michael Grady, JB Oxford Holdings, Inc., JP Morgan Chase and Co., Kaplan & Co. Securities Inc., Kraig L. Kibble, James G. Lewis, James Y. Lin, Morgan Stanley DW, National Clearing Corporation, Prudential Financial, Inc., Prudential Securities, Inc., and Salomon Smith Barney, Inc. (d/b/a Smith Barney Asset Management):

a) without leave to amend as to all claims under federal law,

b) but plaintiffs are granted leave to amend second consolidated complaints for their claims under state law (Counts XI-XIII) within a deadline to be set after conferring with counsel.

J. Frederick Motz
United States District Judge

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